P.E. 5/22/01

1040
0-18860

02011497

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

News Release dated **May 22, 2001**

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1Z7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.
(Registrant)

Date: **May 22, 2001**

Bradford Cooke
President

7503s

CANARC
RESOURCE CORP.

Trading Symbol TSE: CCM

Suite 800 - 850 West Hastings Street, Vancouver, B.C. Canada V6C 1E1 ▪ Tel: (604) 685-9700 ▪ Fax: (604) 685-9744

NEWS ANNOUNCEMENT **FOR IMMEDIATE RELEASE**

Canarc Agrees to CA$450,000 Private Placement Financing

Vancouver, British Columbia, Canada *May 22, 2001*

Bradford J. Cooke, President and C.E.O of Canarc Resource Corp. (CCM-TSE) is pleased to announce that the Company has agreed to a CA$450,000 equity financing with certain shareholders.

The private placement is for 3 million units priced at CA$0.15 per unit, each unit consisting of one common share and one common share purchase warrant. The warrants have a three year term and each warrant can be exercised to purchase a common share at CA$0.18 within two years and CA$0.20 within the third year.

The proceeds will be added to working capital so as to maintain a positive treasury into 2002. Canarc recently introduced further cost-cutting measures by laying off the balance of its geological staff. However, they remain available as needed on a consulting basis.

Canarc plans to further develop its existing gold property portfolio pending higher gold prices. In 2001, the Company will also focus on forming a joint venture or strategic alliance with a major company in order to drill the attractive new Clara property in Mexico.

Canarc Resource Corp. is a growth-oriented, international gold exploration and mining company. Our attractive property portfolio includes projects in Canada, Mexico, Costa Rica and Suriname. Major shareholders include Barrick Gold and Echo Bay Mines. The Company's common shares trade under the symbol "CCM" on the Toronto Stock Exchange and "CRCUF" on the OTC Bulletin Board.

For further information please contact Bradford Cooke at (604) 685-9700.

ON BEHALF OF THE BOARD OF DIRECTORS
CANARC RESOURCE CORP.

BJ Cooke

Bradford J. Cooke
President

NOTE: If you have an E-Mail address and would prefer to receive Canarc's News through this format, please E-Mail us at bcooke@canarc.net. Thank you.

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